Exhibit  4.3

CERTIFICATE OF DESIGNATION

OF

8 ½ % CUMULATIVE REDEEMABLE PREFERENCE SHARES

OF

WATFORD HOLDINGS LTD.

Watford Holdings Ltd., a Bermuda company (the “Company”), HEREBY CERTIFIES that pursuant to resolutions of the Board of Directors adopted on 14 March, 2014, the creation of the 8½% Cumulative Redeemable Preference Shares, par value U.S. $0.01 per share and liquidation preference U.S. $25 per share (the “Preference Shares”) were authorized and the designations, preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions of the Preference Shares, in addition to those set forth in the Memorandum of Association and Bye-Laws of the Company, were fixed as follows:

Section.1. Designation The distinctive serial designation of such series of Preference Shares is “8½% Preference Shares,” par value U.S. $0.01 per share. Each Preference Share shall be identical in all respects to every other Preference Share, except as to the respective dates from which dividends thereon shall accumulate, to the extent such dates may differ as permitted pursuant to Section 4(a).

Section 2. Number of Shares The authorized number of shares constituting the Preference Shares on the date hereof shall be10,000,000. Any Preference Shares retired by purchase or redemption, or otherwise acquired by the Company or converted into another series of preference shares, will have the status of authorized but unissued Preference Shares and may be reissued as part of the same class or series or may be reclassified and reissued by the Board of Directors in the same manner as any other authorized and unissued shares.

Section 3. Interpretation

(a) In this Certificate of Designation the following words and expressions shall, where not inconsistent with the context, have the following meanings:

“Additional Director”	has the meaning specified in Section 7(b).

“Bye-Laws”	the bye-laws of the Company, as they may be amended from time to time.

“Board of Directors”	the Board of Directors of the Company.

“Business Day”	a day that is a Monday, Tuesday, Wednesday, Thursday or Friday, and is not a day on which banking institutions in New

York City and Hamilton, Bermuda generally are authorized or obligated by law or executive order to close.

“Certificate of Designation”	this Certificate of Designation relating to the Preference Shares, as it may be amended from time to time.

“Closing Date”	the date of the initial closing in respect of the private placement of Preference Shares described in the Company’s Confidential Private Placement Memorandum, dated January 2014, related to the Company’s offering of Common Shares and Preference Shares.

“Common Shares”	the common shares, par value U.S. $0.01 per share, of the Company.

“Companies Act”	the Companies Act 1981 of Bermuda.

“Dividend Payment Date”	has the meaning specified in Section 4(a).

“Dividend Period”	has the meaning specified in Section 4(a).

“Dividend Record Date”	has the meaning specified in Section 4(a).

“Fixed Rate”	has the meaning specified in Section 4(a).

“Fixed Rate Period”	has the meaning specified in Section 4(a).

“Floating Rate”	has the meaning specified in Section 4(a).

“Floating Rate Period”	has the meaning specified in Section 4(a).

“IPO”	the initial registered public offering of the Preference Shares in the United States or a listing of the Preference Shares on a United States national securities exchange.

“Junior Stock”	the Common Shares and any other class or series of shares of the Company that ranks junior to the Preference Shares either as to the payment of dividends (whether such dividends are cumulative or non-cumulative) or as to the distribution of assets upon any liquidation, dissolution or winding-up of the Company.
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“Liquidation Preference”	has the meaning specified in Section 5(a).

“Margin”	has the meaning specified in Section 4(a).

“Optional Redemption” ”	has the meaning specified in Section 6(b)(1).

“Parity Stock”	any class or series of shares of the Company that ranks equally with the Preference Shares as to payment of dividends and the distribution of assets on any liquidation, dissolution or winding-up of the Company.

“Preference Shares”	has the meaning specified in the recitals.

“Preference Shareholders’ Agreement”	the shareholders’ agreement, dated as of the date hereof, as amended form time to time, among the Company and the holders of the Preference Shares.

“Register of Members”	the Register of Members of the Company.

“set aside for payment”	without any action other than the following, the recording by the Company in its accounting ledgers of any accounting or bookkeeping entry which indicates, pursuant to a declaration of a dividend or other distribution by the Board of Directors, the allocation of the funds to be so paid on any class or series of the Company’s shares; provided, however, that if any funds for any class or series of Junior Stock or any class or series of Parity Stock are placed in a separate account of the Company, then “set aside for payment” with respect to the Preference Shares shall mean placing such funds in a separate account.

(b)	In this Certificate of Designation, where not inconsistent with the context:

(1)	words denoting the plural number include the singular number and vice versa;

(2)	words denoting the masculine gender include the feminine gender;

(3)	words importing persons include companies, associations or bodies of persons whether corporate or not;

(4)	the word:

(i)	“may” shall be construed as permissive; and
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(ii)	“shall” shall be construed as imperative;

(5)	a reference to statutory provision shall be deemed to include any amendment or re-enactment thereof.
(c)	Expressions referring to writing or written shall, unless the contrary intention appears, include facsimile, printing, lithography, photography, e-mail and other modes of representing words in a visible form.

(d)	Headings used in this Certificate of Designation are for convenience only and are not to be used or relied upon in the construction hereof.

Section 4. Dividends

(a)       Rate Holders of Preference Shares will be entitled to receive, only when, as and if declared by the Board of Directors, out of funds legally available for the payment of dividends under Bermuda law, cumulative cash dividends payable quarterly on the last day of March, June, September and December, commencing June 30, 2014 (each, a “Dividend Payment Date”). Dividends will accrue (i) from (and including) the Closing Date to (but excluding) June 30, 2019 (the “Fixed Rate Period”) at 8½% (the “Fixed Rate”) of the $25 per share liquidation preference per annum (equivalent to $2.125 per share per annum); and (ii) from (and including) June 30, 2019 (the “Floating Rate Period”), at a floating rate per annum (the “Floating Rate”) equal to 3 month U.S. dollar LIBOR plus a margin determined on the Closing Date and calculated as the difference between (x) the Fixed Rate and (y) the 5 year “mid” swap rate to the Floating Rate as set out on the IRSB18 at noon Eastern Standard Time on the date of calculation (the “Margin”); provided, that, if, at any time, the 3 month U.S. dollar LIBOR shall be less than 1%, then the 3 month U.S. dollar LIBOR for the purposes of calculating the Floating Rate at the time of such calculation shall be 1%.

Dividends that are payable on Preference Shares on any Dividend Payment Date will be payable to holders of record of the Preference Shares as they appear on the Register of Members on the applicable record date, which shall be the fifteenth day of the month preceding that Dividend Payment Date or such other record date fixed by the Board of Directors that is not more than 60 nor less than 10 days prior to such Dividend Payment Date (each, a “Dividend Record Date”). These Dividend Record Dates will apply regardless of whether a particular Dividend Record Date is a Business Day.

A dividend period (each, a “Dividend Period”) is the period from and including a Dividend Payment Date or the initial issue date, as the case may be, to but excluding, the next Dividend Payment Date. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payments on the Preference Shares which may be deferred or in arrears. During the Fixed Rate Period, dividends payable on the Preference Shares will be computed on the basis of a 360-day year consisting of twelve 30-day months. During the Floating Rate

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Period, dividends payable on the Preference Shares will be computed on the basis of actual days elapsed over a year consisting of 365 days.

If any date on which dividends would otherwise be payable is not a business day, then the dividend payment date will be the next succeeding business day after the original Dividend Payment Date, and no additional dividends will accumulate on the amount so payable from such date to such next succeeding business day.

Dividends on the Preference Shares are cumulative. Consequently, if the Board of Directors does not authorize and declare a dividend for any Dividend Period, holders of the Preference Shares will still be entitled to receive a dividend for such Dividend Period, and such undeclared dividend will accumulate and will be payable.

Holders of Preference Shares shall not be entitled to any other dividends or distributions other than the right to payment of accrued but unpaid dividends (if any) on the Preference Shares as specified in this Section 4.

(b)       Priority of Dividends So long as any Preference Shares remain outstanding for any Dividend Period, unless the full dividends for the latest completed Dividend Period on all issued and outstanding Preference Shares have been declared and paid or declared and a sum sufficient for the payment thereof has been set aside for payment: (1) no dividend (other than a dividend in Common Shares or in any other shares ranking junior to the Preference Shares as to dividends and upon liquidation, dissolution or winding-up) will be declared or paid or a sum sufficient for the payment thereof set aside for such payment or other distribution declared or made upon the Company’s Common Shares or upon any other shares ranking junior to the Preference Shares as to dividends or upon liquidation, dissolution or winding-up; and (2) no Common Shares, other shares ranking junior to or on a parity with the Preference Shares as to dividends or upon liquidation, dissolution or winding-up will be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company.

(c)       Restrictions on Payment of Dividends The Company will not be permitted to pay dividends on the Preference Shares (even if such dividends have been previously declared) if there are reasonable grounds for believing that the Company is, or would after the payment be, unable to pay its liabilities as they become due; or the realizable value of the Company’s assets would thereby be less than its liabilities.

(d)       Notice Whenever dividends payable on Preference Shares have not been declared by the Board of Directors and paid on all of the Preference Shares for any full Dividend Period occurring prior to the occurrence of an IPO, the Company will provide notice as soon as practicable that a dividend has not been declared and will not be paid for such Dividend Period to each holder of the Preference Shares (or to J.P. Morgan Securities LLC and/or its private banking and wealth management affiliates (collectively, “J.P. Morgan”) or

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another third party selected by the Company for further dissemination to each holder of the Preference Shares by J.P. Morgan or such other third party).

Section 5. Liquidation Rights

(a)       Voluntary or Involuntary Liquidation Upon any voluntary or involuntary liquidation, dissolution or winding-up of the Company, holders of the Preference Shares are entitled to receive out of the Company’s assets legally available for distribution to shareholders, after satisfaction of indebtedness and other non-equity claims, if any, a liquidation preference in the amount of U.S. $25 per preferred share (the “Liquidation Preference”), plus declared and unpaid dividends, if any, to, but excluding, the date fixed for distribution, with accumulation of any undeclared dividends, before any distribution of assets is made to holders of Common Shares or other Junior Stock. Holders of the Preference Shares will not be entitled to any other amounts from the Company after they have received their full Liquidation Preference.

(b)       Partial Payment If the Company’s assets are not sufficient to pay the Liquidation Preference in full to all holders of the Preference Shares, the amounts paid to the holders of Preference Shares will be paid pro rata in accordance with the respective aggregate liquidation preferences of such holders.

(c)       Residual Distributions If the Liquidation Preference has been paid in full to all holders of the Preference Shares, the holders of any other class of shares of the Company shall be entitled to receive all of the Company’s remaining assets according to their respective rights and preferences.

(d)       Merger, Amalgamation, Consolidation and Sale of Assets Not Liquidation For purposes of this Section 5, a merger, amalgamation, consolidation, arrangement or reconstruction involving the Company or the sale or transfer of all or substantially all of the shares or the property or business of the Company will not be deemed to constitute a liquidation, dissolution or winding-up of the Company.

Section 6. Redemption

(a)       Optional Redemption by the Company

(1)       The Preference Shares are not subject to any mandatory redemption, sinking fund, retirement fund, purchase fund or other similar provisions. The Preference Shares are not redeemable by the Company prior to June 30, 2019. Subject to the Companies Act, the Preference Shares will be redeemable at the Company’s option, in whole or in part, upon notice given as provided in Section 6(a)(2), at a redemption price equal to U.S. $25 per Preference Share, plus all declared and unpaid dividends, if any, to, but excluding, the date of redemption, with accumulation of any undeclared dividends on or after June 30, 2019.

(2)       Notice of every redemption of Preference Shares shall be given by first class mail to the holders of record of the Preference Shares to be redeemed, mailed not less than 30 nor

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more than 60 days prior to the date fixed for redemption. Each such notice given to a holder shall state: (1) the redemption date; (2) the number of Preference Shares to be redeemed and, if less than all of the Preference Shares held by such holder are to be redeemed, the number of such Preference Shares to be redeemed from such holder; (3) the redemption price; and (4) the place or places where holders may surrender certificates evidencing the Preference Shares (if any) for payment of the redemption price.

(3)       In case of any redemption of only part of the Preference Shares at the time issued and outstanding, the Preference Shares to be redeemed shall be selected either pro rata or in such other manner as the Company may determine to be fair and equitable.

(4)       If a notice of redemption has been duly given and if all funds necessary for the redemption have been set aside for payment by the Company for the benefit of the holders of any Preference Shares called for redemption, then, on and after the redemption date dividends shall cease to accumulate on all Preference Shares so called for redemption, all Preference Shares so called for redemption shall no longer be deemed issued-and outstanding and all rights of holders of such Preference Shares shall forthwith on such redemption date cease and terminate, except the right of the holders thereof to transfer the Preference Shares prior to the redemption date and the right to receive the amount payable on such redemption pursuant to Section 6(a).

(b)       Optional Redemption by the Holder

(1)       Each holder of the Preference Shares may at any time on or after June 30, 2034, at such holder’s sole option and election, require the Company to redeem in cash any or all of the Preference Shares held by such holder at the $25 per share liquidation preference plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared (an “Optional Redemption”).

(2)       To effect a redemption of the Preference Shares, the holder of record thereof shall make a written demand for such redemption to the Company at its principal executive offices setting forth therein the number of Preference Shares to be redeemed and the certificate or certificates representing such Preference Shares, if any.

(3)       If the Company does not have sufficient funds legally available to redeem all Preference Shares which the holders thereof have requested the Company to redeem, the Company shall redeem a pro rata portion of each such holder’s Preference Shares out of funds legally available therefor, based on the respective amounts which would otherwise be payable in respect of the Preference Shares to be redeemed if the legally available funds were sufficient to redeem all such shares, and shall redeem the remaining shares to have been redeemed as soon as practicable after the Company has funds legally available therefor.

Section 7. Voting Rights General Except as provided below and Bermuda law, the holders of the Preference Shares will not have any voting rights.

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(a)       Right to Elect One Director upon Nonpayment Events Whenever dividends payable on Preference Shares have not been declared by the Board of Directors and paid for an aggregate amount equivalent to six full Dividend Periods (whether or not consecutive) on all of the Preference Shares or if the Company fails to effect an Optional Redemption requested by the holders of the Preference Shares from amounts legally available for such purpose, the holders of the Preference Shares will have the right, voting as a single class, to elect one director to the Board of Directors (the “Additional Director”). The Company will use its best efforts to effectuate the election or appointment of this one director.

Whenever dividends on the Preference Shares have been paid in full, or declared and sufficient funds have been set aside, the right of holders of the Preference Shares to be represented by a Director will cease (but subject always to the same provision for the vesting of such rights in the case of any future suspension of payments in an amount equivalent to dividends for six full dividend periods whether or not consecutive), and the terms of office of the additional Director elected or appointed to the Board will terminate.

At any time when such special voting power has vested in the holders of the Preference Shares as described in the preceding paragraphs, such right may be exercised initially either at a special meeting of the holders of the Preference Shares or at any annual general meeting of shareholders, and thereafter at annual general meetings of shareholders. At any time when such special right has vested, the chairman of the Company will, upon the written request of the holders of record of at least 10% of the Preference Shares then issued and outstanding addressed to the Company secretary, call a special general meeting of the holders of the Preference Shares for the purpose of electing the Director. Such meeting will be held at the earliest practicable date in such place as may be designated pursuant to the Bye-Laws of the Company (or if there be no designation, at the Company’s principal office in Bermuda). If such meeting is not called within 20 days after the secretary has been personally served with such request, or within 60 days after mailing the same by registered or certified mail addressed to the Company secretary at the Company’s principal office, then the holders of record of at least 10% of the Preference Shares may designate in writing one of their number to call such meeting at the Company’s expense, and such meeting may be called by such person so designated upon the notice required for annual general meetings of shareholders and will be held in Bermuda, unless otherwise designated. Any holder of the Preference Shares will have access to the Company’s register of members for the purpose of causing meetings of shareholders to be called pursuant to these provisions. Notwithstanding the foregoing, no such special meeting will be called during the period within 90 days immediately preceding the date fixed for the next annual general meeting of shareholders.

At any annual or special general meeting at which the holders of the Preference Shares have the special right to elect directors as described above, the presence, in person or by proxy, of the holders of 50% of the Preference Shares then issued and outstanding will be required to constitute a quorum for the election of any director by the holders of Preference Shares voting as a separate class. At any such meeting or adjournment thereof the absence of a quorum of the Preference Shares will not prevent the election of directors other than the Additional Director,

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and the absence of a quorum for the election of such other directors will not prevent the election of the Additional Director.

During any period in which the holders of the Preference Shares have the right to vote as a class for an Additional Director as described above, any vacancies in the Board of Directors will be filled by vote of a majority of the Board of Directors pursuant to the Bye-Laws. During such period, the Additional Director will continue in office (1) until the next succeeding annual general meeting or until their successors, if any, are elected by such holders or (2) unless required by applicable law, rule or regulation to continue in office for a longer period, until termination of the right of the holders of the Preference Shares to vote as a class for directors, if earlier. Immediately upon any termination of the right of the holders of the Preference Shares then issued and outstanding to vote for directors as provided herein, the terms of office of the Additional Director then in office so elected by the holders of the Preference Shares issued and outstanding will terminate.

(b)       Voting on Variations of Rights and Senior Shares

(1)       Except as set forth in Section 7, so long as any Preference Shares are issued and outstanding, in addition to any other vote or consent of shareholders required by law or by the Bye-Laws, the sanction of a resolution passed by at least 66⅔ of the combined voting power of the issued and outstanding Preference Shares at which a quorum (consisting of the presence, in person or by proxy, of the holders of 50% of the Preference Shares) is present shall be necessary for effecting or validating any amendment, alteration or repeal of any of the provisions of the Bye-Laws or this Certificate of Designations that would vary the rights, preferences or voting powers of the holders of the Preference Shares; provided, however, that the creation or issuance of any Junior Stock or Parity Stock shall not be deemed to vary the rights, preferences or voting powers of the holders of Preference Shares.

(2)       The holders of the Preference Shares shall not be entitled to vote on any sale of all or substantially all of the assets of the Company.

(3)       On any item on which the holders of Preference Shares are entitled to vote, such holders will be entitled to one (1) vote for each Preference Share held.

(4)       The foregoing voting provisions of this Section 7 will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all issued and outstanding Preference Shares shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside for payment by the Company for the benefit of the holders of Preference Shares to effect such redemption as set forth in Section 6.

Section 8. Record Holders To the fullest extent permitted by applicable law, the Company may treat the record holder of any Preference Share as the true and lawful owner thereof for all purposes, and the Company shall not be affected by any notice to the contrary.

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Section 9. Notices All notices or communications in respect of Preference Shares shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Certificate of Designation, the Bye-Laws or by applicable law.

Section 10. No Preemptive Rights No Preference Share shall have any rights of preemption whatsoever as to any securities of the Company, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted.

Section 11. Limitations on Transfer and Ownership The holders of Preference Shares shall be subject to the limitations on transfer and ownership contained in the Bye-laws.

Section 12. Conversion The Preference Shares shall not be convertible into or exchangeable for any other securities or property of the Company.

Section 13. Other Rights The Preference Shares shall not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions other than as set forth in this Certificate of Designation, the Preference Shareholders’ Agreement, the Bye-laws or applicable law.

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IN WITNESS WHEREOF, WATFORD HOLDINGS LTD. has caused this certificate to be signed this 14TH day of March, 2014.

Watford Holdings Ltd.

By:	/s/ John Rathgeber
	Name:	John Rathgeber
	Title:	Director